Exhibit 99.41

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

December 31, 2020

Item 3:	News Release

The news release was disseminated on January 4, 2021, through the news dissemination services of Canada NewsWire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced that Executive Chairman Collin Kettell has exercised 4,280,000 options for an aggregate investment of $4,553,625 and CEO Craig Roberts has exercised 700,000 options for an aggregate investment of $700,000 increasing working capital of the Company by $5.25M to approximately $67M. In addition, the Company announced that it has granted stock options exercisable for a total of 6,242,500 common shares in the capital of the Company, to certain officers, directors, employees, and consultants of the Company. These stock options have an exercise price of $4.10 per option and expire on December 31, 2025.

Item 5:	Full Description of Material Change

The Company announced that Executive Chairman Collin Kettell has exercised 4,280,000 options at a weighted average exercise price of $1.06 per share for an aggregate investment of $4,553,625 and CEO Craig Roberts has exercised 700,000 options at an exercise price of $1.00 for an aggregate investment of $700,000. As a result of the exercises, working capital of the Company has increased by $5.25M to approximately $67M. These investments were made without selling any Company shares to cover the $5.25M cost of exercising the options or the tax liabilities resulting from the exercise.

In addition, the Company announced that it has granted stock options exercisable for a total of 6,242,500 common shares in the capital of the Company, to certain officers, directors, employees, and consultants of the Company. These stock options have an exercise price of $4.10 per option and expire on December 31, 2025. The options are governed by the terms and conditions of the Company’s amended and restated stock option plan. Following the grant of the stock options, the Company has a total of 14,182,500 stock options outstanding, representing approximately 9.54 percent of the outstanding common shares of the Company. This stock option grant is subject to TSX Venture Exchange approval.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

January 4, 2021